ATLAS . PACIFIC . LIMITED
ACN 009 220 053

24th February 2006

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH W.A. 6000

Dear Sir

RE: EMPLOYEE SHAREHOLDER PLAN

The Board of the Company has been considering for sometime an appropriate way to reward long-term employment and provide performance incentives for management. Your Directors have approved a proposal to implement an Employee Share Plan. A resolution setting the plan out in detail will be put to shareholders at the Annual General Meeting, expected to be in mid-May 2006.

The proposal will be to issue up to 4,000,000 shares, of which in the first instance, 2,800,000 will be allocated at a price of $0.29 to senior executives of the Company.

Further allocations will be considered and made by the Board in the future.

There will be a qualifying period of employment prior to allocation and 50% of allocated shares will be available after successful completion of 2 years employment from the date of issue and the balance of the shares allocated on completion of 3 years satisfactory employment.

Funding for the acquisition of employee shares will be by way of a non-recourse loan. All dividends paid on these shares will be applied in repayment of the debt.

The Board is confident that the creation of an Employee Share Plan will provide an adequate incentive to monitor long term employment of key personnel with the Company and closer align the interests of the senior executive staff with the performance of the Company.

Yours faithfully

George Snow
CHAIRMAN

CRP03 ESP Announcement Feb2406.doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au